Exhibit 9.(a)(5)(i)

August 1,2014

Board of Directors

Cadita Holdings Inc.

207 Kiley Drive

Salisbury, Maryland 21801

Dear Board Members:

Jubilant Life Sciences Ltd. (“Jubilant” or “we”) is pleased to inform you that, through its indirect wholly-owned subsidiary, Jubilant Generics Inc. (“Jubilant Generics”), Jubilant is proposing to commence a tender offer for all outstanding shares of common stock of Cadista Holdings Inc. (“Cadista”) not owned by Jubilant or its subsidiaries at a purchase price of $ 1.60 per share. We expect that any common stock not acquired in the tender offer will be acquired in a subsequent “short form” merger at the same price offered in the tender offer, and the short form merger will be effected promptly following the consummation of the tender offer. The proposed transaction will not be subject to a financing condition.

We believe that the proposed transaction would allow Cadista’s stockholders to immediately realize an attractive value, in cash, for their investment and provides such stockholders certainty of value for their shares, especially when viewed against the operational risks inherent in Cadista’s business. We believe that the opportunity for Cadist’s stockholders to monetize the value of their shares in the tender offer will be particularly attractive in view of the lack of a trading market for the shares. We also believe that, by proceeding with a tender offer, Cadista’s stockholders will be able to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.

We believe that private ownership is in the best interests of Cadista, as it would result in operational efficiencies and cost savings. Accordingly, we are confident that this proposal not only offers compelling value to Cadista’s stockholders unaffiliated with Jubilant but is also in the best interests of Cadista and its other constituencies.

We understand that Cadista and its Board of Directors will want to establish a special committee of independent directors to consider this proposal and make a recommendation to Cadista’s Board of Directors. We will not move forward with the tender offer unless this special committee: (i) determines that the tender offer and the subsequent short-form merger are advisable and substantively and procedurally fair to Cadista’s stockholders unaffiliated with Jubilant; and (ii) recommends that Cadista’s stockholders (other than Jubilant and its affiliates) accept the tender offer and tender their shares. In addition, the tender offer will be conditioned on the tender of a majority of the shares of Cadista not owned by Jubilant or its affiliates, and this condition may not be waived by us.

As you are aware, Jubilant and its subsidiaries own approximately 82.4% of the outstanding shares of common stock of Cadista. In considering this proposal, you should know that in our capacity as a stockholder of Cadista we are interested only in acquiring the shares of Cadista not already owned by us and that in such capacity we have no interest in selling any Cadista shares owned by us nor would we expect, in our capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving Cadista. If the special committee fails to recommend that stockholders accept the tender offer or if the tender offer is commenced following such independent committee recommendation but is not successfully completed as a result of one or more conditions not being satisfied (including the failure of a majority of the shares of Cadista, not owned by Jubilant or its affiliates, to be tendered), such result would not adversely affect our future relationship with Cadista and we would intend to remain as a long-term stockholder.

Please be aware that this proposal is an expression of interest only, and we reserve the right to withdraw or modify our proposal in any manner. No legal obligation with respect to a transaction shall arise unless and until we commence a tender offer in accordance with the rules and regulations of the Securities Exchange Act of 1934, as amended.

In connection with this proposal, we have engaged Willamette Management Associates as our financial advisor and LeClairRyan as our legal advisor, and we encourage the special committee to retain its own legal and financial advisors to assist it in its review. We and our advisors look forward to working with the special committee and its advisors to ensure that a process is followed that will result in a fair and mutually beneficial negotiated transaction, and are available at your convenience to discuss any aspects of our proposal.

Should you have any questions, please do not hesitate to contact me.

Sincerely,

R. Sankaraiah

Executive Director, Finance